

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2015

William Bollander
Chief Executive Officer
True 2 Beauty, Inc.
301 Yamato Road, Suite 1240
Boca Raton, Florida 33431

> **Re:** **True 2 Beauty, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 20, 2015**
> **File No. 333-201811**

Dear Mr. Bollander:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

1. Considering your response to comment 16, please provide a risk factor that discloses your dependence upon Applied DNA Sciences and the fact that your business plan may fail if your agreement with Applied DNA Sciences is not acted upon by them in accordance with its terms because you may not be able to successfully include "Marks" on the products third parties sell. Clarify whether you will proceed with your business plan even if you cannot apply "Marks" to some or all of the products that are sold on your exchange.

Determination of Offering Price, page 26

2. We note your revisions in response to prior comment 3. You state that the trading price of your shares on the OTC Pinks from September 2014 to October 2014 was $0.02 to $0.03. However, a review of your trading history indicates that your stock was quoted at a low of $0.01 and a high of $0.04. Please advise or revise. This comment also applies

to your disclosure on page 35 under "Market for Common Equity and Related Stockholder Matters."

Description of Business, page 27

3. We note your response to comment 15 in our letter dated March 2, 2015. Please revise your disclosure to elaborate on the value to purchasers or sellers to have secondary items marked as they will not be registered in the database that provides authentication.

4. We note your response to comment 16 in our letter dated March 2, 2015. Regardless of the remaining term of the contract it appears that this is a material contract to your business and as such is required to be filed. Please refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 38

5. Your accounting for convertible promissory notes and the related embedded derivatives are significant items in your consolidated financial statements. Accordingly, please revise to include a discussion of such items within your critical accounting policies and estimates or tell us why you believe they do not represent critical accounting policies. This disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Refer to Section V of SEC Release No. 33-8350.

Comparison of Results of Operations for the Three and Nine Months Ended December 31, 2014 and 2013

Other income (expense), page 43

6. Within your discussion and analysis of results of operations, please disclose the underlying reason for the changes in addition to identifying the significant changes in particular line items. For example, while you disclose that you recognized a derivative liability during the period ended December 31, 2014 and incurred a loss from the change in fair value of derivative liabilities of approximately $551,000, you do not identify the factors that caused the change in fair value.

Consolidated Financial Statements, March 31, 2014 and 2013

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation, Going Concern and Summary of Significant Accounting Policies

Stock-based compensation, page F-10

7. We note your response to prior comment 22. Please tell us whether the shares sold for cash at an average price of $0.0551 during the fiscal years ended March 31, 2013 and 2014, and the nine months ended December 31, 2014 were to unrelated third parties. If some or all of the sales were to related parties, please tell us in detail how this affected your determination of fair value of the shares issued to non-employees.

Item 15. Recent Sales of Unregistered Securities, page II-2

8. We note that in your response to comment 13 in our letter dated march 2, 2015 that you sold $400,000 in Notes. This transaction is not reflected in your Item 15 disclosures. Please revise to include these notes and ensure your disclosure reflects the amounts you are seeking to register.

You may contact, Jarrett Torno, Staff Accountant, at (202) 551-3703 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director